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                                April 25, 2024

       David Forrest
       General Counsel
       Canada Goose Holdings Inc.
       250 Bowie Ave
       Toronto, Ontario, Canada M6E 4Y2

                                                        Re: Canada Goose
Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended April 2, 2023
                                                            Response Letter
Dated April 9, 2024
                                                            File No. 001-38027

       Dear David Forrest:

              We have reviewed your April 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

       Response Letter Dated April 9, 2024

       Company Response to Staff Comment 1, page 2

   1. We note your response to comment 1 regarding the non-IFRS adjustments related to strategic initiatives
and restructuring. Please provide us further details regarding the
                                                        Transformation Program
and the types of costs incurred under this program. Also, if applicable, please tell
us how the types of costs in the strategic initiatives and restructuring adjustments fall under
the definition of restructuring as outlined in paragraph 70 of IAS
                                                        37. Also, please
explain why you believe cash operating costs necessary to increase operational
efficiencies and optimize production and procurement, develop people and resources, and focus on
consumers to allow sustainable growth, profitability, and long-
                                                        term value, as
disclosed on page 44, would not be considered normal recurring expenses of your business.
       Company Response to Staff Comment 2, page 4
 David Forrest
Canada Goose Holdings Inc.
April 25, 2024
Page 2

2. We note your response to comment 2 that net working capital excludes cash, short-term borrowings, and current portion of lease liabilities to give investors a clear idea of the level of investment required in inventory, trade receivables, and accounts payable without considering the availability under your sources of liquidity. While we note that inventory, accounts receivable, and accounts payable are significant portions of net working capital, the non-IFRS measure includes other current assets and is not adjusted for certain other current liabilities, such as provisions and income taxes payable. Considering your intention to focus on inventory, trade receivables, and accounts payable, please explain to us the rationale for your calculation, including why you only exclude short-term borrowings and current portion of lease liabilities to determine your net working capital, which you appear to present as a liquidity measure.
Company Response to Staff Comment 3, page 5

3. We note your response to comment 3 regarding free operating cash flow. Please revise your future filings to more accurately characterize the measure and explain how it provides useful information to investors. In this regard, it currently appears to present itself as an operational measure, but it includes adjustments for non-operating items, such as those included in investing and financing activities on the cash flow statement. In addition, please change the name of this non-IFRS measure to reflect its content. In this
         regard, the word    operating    as used in the title of the measure
appears to imply a focus
         only on operating activities. See Item 10(e)(1)(i)(C) of Regulation S-K and Question
         102.07 of the SEC Staff   s C&DI on Non-GAAP Financial Measures.
Please provide us
         with your proposed revised disclosure.
       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Forrest                                Sincerely,
Comapany NameCanada Goose Holdings Inc.
                                                               Division of
Corporation Finance
April 25, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName